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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of September 2004
                 Material Change Report dated September 10, 2004
                                  News Release
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
             (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                   Form 20-F                 40-F     X
                             -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes:                  No:    X
                             -------               -------


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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


                      ID BIOMEDICAL ANNOUNCES DISTRIBUTION
                       OF ITS INFLUENZA VACCINE, FLUVIRAL


VANCOUVER, BC - SEPTEMBER 10, 2004 - ID Biomedical Corporation (TSX: IDB;
NASDAQ: IDBE) announced today that it has begun shipping its influenza vaccine, Fluviral S/F(R), to customers across Canada after receiving the required regulatory clearance from Health Canada. This release will allow annual influenza vaccination programs with Fluviral to proceed as planned in all Canadian provinces and territories.

"We are very pleased with the timely release of Fluviral by the Canadian Health authorities. We have had a very good production season; our highly experienced team and state-of-the-art production facilities allowed us to ship influenza vaccine to the Canadian market ahead of schedule. It will soon be available to health care professionals and Canadians for the 2004-2005 influenza vaccination programs," said Richard Holslag, General Manager, Quebec and Laval manufacturing sites.

This year's Fluviral vaccine is comprised of the A/New Caledonia, A/Wyoming and B/Jiangsu strains. These three strains have been identified by the World Health Organization as likely causes of influenza for the 2004-2005 season. ID Biomedical expects to ship between 7 and 8 million doses of Fluviral this year in the Canadian public market.

"ID Biomedical is committed to growing our influenza vaccine business. We already have a leading position in Canada by currently supplying 75% of the Canadian public market. Also, we are investing over $45 million in the expansion of our Quebec City manufacturing site. This expansion will allow us not only to satisfy the Canadian market, but also to develop other markets, primarily the United States. Our plans also call for continued investments in R&D with our advanced clinical development program of FluINsure(TM), an intranasally delivered influenza vaccine. These products give ID Biomedical the potential to be the only company with both injectable and nasal formulations of an influenza vaccine. Consequently, we strongly believe ID Biomedical is in a very solid position to become a leader in the influenza vaccine market," commented Staph Bakali, Chief Operating Officer.


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                                                                              2.


ABOUT INFLUENZA IN CANADA

Each year, up to 7 million Canadians get influenza, and as many as 1,500 of these individuals will die. Annual influenza vaccination plays an important role in protecting individuals from influenza. In at risk populations (people with chronic diseases, elderly, infants), the influenza vaccine may have a substantial positive impact on health and wellbeing.


ABOUT ID BIOMEDICAL

On September 9, 2004, ID Biomedical completed the transaction by which it acquired the Shire Biologics assets.

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It has received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies over 75% of influenza vaccine to the Canadian public market.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


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                                                                              3.


For further information, please contact:

INVESTOR RELATIONS                 Dean Linden
                                   (604) 431-9314
                                   dlinden@idbimedical.com

MEDIA                              Michele Roy
                                   (450) 978-6238
                                   mroy@idbiomedical.com



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation



                                      By:  /s/ Anthony F. Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: September 10, 2004